# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Addentax Group Corp., CIK 0001650101
CUSIP: 00653L400
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000
Date of event which requires filing of this statement: 05/19/2026
Filed by CIK 0002133757
Persons authorized to receive notices and communications: OR SHAN SHAN, Flat G7, Block E, Mount Pavilia,, No.663 Clear Water Bay Road, Hong Kong, Hong Kong (K3), 999077, 852 6511 1689

## Reporting persons
- OR SHAN SHAN (CIK 0002133757): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 137,790; shared voting power 0; sole dispositive power 137,790; shared dispositive power 0; aggregate amount beneficially owned 137,790 (13.81% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Addentax Group Corp.
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000

## Item 2. Identity and Background
Name of person filing: OR SHAN SHAN
Residence or business address: Flat G7, Block E, Mount Pavilia, No.663 Clear Water Bay Road, Hong Kong
Present principal occupation or employment: The reporting person's present principal occupation is serving as a director of Reloan Finance Company Limited, which is principally engaged in credit services and has its business address at Room 1303, C.C. Wu Building, 302-308 Hennessy Road, Wan Chai, Hong Kong. Or Shan Shan also serves as a director of Profit Harvest Credit Service Limited, which is principally engaged in credit services and has its business address at Room 1106, 11/F, Wai Fung Plaza, 664 Nathan Road, Mong Kok, Hong Kong.
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired by Or Shan Shan pursuant to a share exchange transaction with Addentax Group Corp. in connection with the acquisition of 100% of the equity interest in Time is Loan Ltd. The securities were issued as consideration for such acquisition and were not acquired with cash consideration. Accordingly, no funds were used by the reporting person in acquiring the securities.
No part of the consideration was borrowed or otherwise obtained for the purpose of acquiring the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities reported herein were acquired by Or Shan Shan in connection with the acquisition of 100% of the equity interest in Time is Loan Ltd, pursuant to a share exchange transaction with Addentax Group Corp.. The shares of common stock were issued as consideration for such acquisition.
The reporting person acquired the securities for investment purposes. Subject to applicable laws and regulations, the reporting person may, from time to time, evaluate his investment in the issuer and may engage in discussions with management regarding the issuer's business, operations, or strategic direction.
Except as set forth herein, the reporting person does not currently have any plans or proposals that relate to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D. However, the reporting person reserves the right to formulate plans or proposals in the future and may acquire additional securities of the issuer or dispose of some or all of the securities held, depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The reporting person beneficially owns 137,790 shares of common stock of the issuer, representing approximately 13.81% of the outstanding shares of common stock of the issuer. The percentage is based on 997,935 shares of common stock outstanding as of May 19, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The reporting person has sole voting power and sole dispositive power with respect to 137,790 shares of common stock of the issuer. The reporting person does not have shared voting power or shared dispositive power with respect to any shares of common stock of the issuer.
Transactions in the class effected during the past sixty days: On May 15, 2026 , Addentax Group Corp. issued 137,790 shares of its common stock to Or Shan Shan in connection with the acquisition of Time is Loan Ltd. The transaction was effected in a privately negotiated transaction pursuant to a stock purchase agreement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the reporting person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The securities reported herein were issued to the reporting person pursuant to a share exchange transaction with Addentax Group Corp. in connection with the acquisition of 100% of the equity interest in Time is Loan Ltd, as contemplated under a stock purchase agreement.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the issuer, including, but not limited to, any contracts, arrangements or understandings with respect to the transfer or voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- OR SHAN SHAN: /s/ Or Shan Shan, Or Shan Shan (05/19/2026)